Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations attributable to common shareholders	$437,257	$397,595	$406,074	$387,380	$328,110
Income taxes	237,720	220,705	230,591	237,317	183,604
Fixed charges	202,465	208,226	206,089	219,437	246,462
Total earnings	$877,442	$826,526	$842,754	$844,134	$758,176
Fixed Charges:
Interest expense	$194,964	$200,950	201,888	$214,616	$241,995
Estimated interest portion of annual rents	7,501	7,276	4,201	4,821	4,467
Total fixed charges	$202,465	$208,226	$206,089	$219,437	$246,462
Ratio of Earnings to Fixed Charges (rounded down)	4.33	3.96	4.08	3.84	3.07